CoolBrands International

4175 Veterans Highway, 3rd Floor

Ronkonkoma, NY 11779

Tel: (631) 737-9700

Fax: (631) 737-9792

May 1, 2006

April Sifford

Branch Chief

Division of Corporation Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, DC 20549-7010

Dear Ms. Sifford,

We hereby request that the Commission extend the deadline for our response to your letter dated April 25, 2006 from May 8, 2006 to May 15, 2006.

Sincerely,

/s/ Gary P. Stevens

Gary P. Stevens

Chief Financial Officer